Stoecklein Law Group, LLP

Practice Limited to Federal Securities
Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	Email: jrt@slgseclaw.com
San Diego, California 92101	Web: www.slgseclaw.com

November 28, 2012

Mara L. Ransom
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE:         Online Internet Network, Inc.
Your Letter of October 24, 2012
Current Report on Form 8-K
Filed October 9, 2012
File No. 000-54607

Dear Ms. Ransom,

This correspondence is in response to your letter dated October 24, 2012 in reference to our filing of the Current Report on Form 8-K on October 9, 2012 on behalf of Online Internet Network, Inc., your file number 000-54607.

Your Comment: We note that you do not appear to be treating your entry into the Master License and Services Agreement with Infogroup reported in the above-reference current report on Form 8-K as an acquisition od assets. In this regard, we note that you have not provided the information required by Items 2.01 and 9.01 of Form 8-K.

Please provide us with your analysis for why you did not trate the Master License and Services Agreement with Infogroup as an asset acquisition. Alternativly, please amend the above-referenced current report to include the disclosure required by Items 2.01 and 9.01(a) and (b) of Form 8-K.

Response:  Online Internet Network, Inc. (ONIN) is not treating the Master License and Services Agreement with Inforgroup reported in the above-reference Form 8-K as an asset acquisition, because ONIN did not aquire an asset, but rather contracted for potential client “leads.” The company purchased contact information of other business that may or may not be interested in ONIN’s services. The leads provided do not have any value to ONIN other than the potential to sell their services to that lead. The cost associated with this purchase is categorized as a adversiting expense rather than an asset that the company will hold.  The Company’s policy is to expense the adversiting costs as they are incurred in accordance with ASC 720-35.  This is the first time the Company is purchasing the potential client “leads” and they are unable to reasonably estimate the probable future benefits associated with the leads.

Therefore, we do not feel it is necessary to amend the Form 8-K to include the disclosure required by 2.01 and 9.01(a) and (b) of Form 8-K.

Please contact me at 619-704-1310 with any questions.

/s/ Jennifer Trowbridge, Esq.
Stoecklein Law Group, LLP